                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       STEWART & STEVENSON SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    860342104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DONALD E. STEVENSON
                                 P. O. BOX 1637
                              HOUSTON, TEXAS 77251
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               JANUARY 22, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 Pages

-------------------                                            -----------------
CUSIP NO. 860342104                      13D                   Page 2 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                DONALD E. STEVENSON

--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) |X|
                                                                    (B) [ ]
--------------------------------------------------------------------------------

                SEC USE ONLY
    3
--------------------------------------------------------------------------------
                SOURCE OF FUNDS

    4           OO
--------------------------------------------------------------------------------
                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION

    6           UNITED STATES CITIZEN

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER
     SHARES        7   502,696 SHARES*
  BENEFICIALLY    --------------------------------------------------------------
     OWNED             SHARED VOTING POWER
    BY EACH        8   1,976 SHARES*
   REPORTING      --------------------------------------------------------------
    PERSON             SOLE DISPOSITIVE POWER
     WITH          9   502,696 SHARES*
                  --------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
                  10   1,976 SHARES*
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11           502,696 SHARES*

--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                      [X]

--------------------------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.7%*

--------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON

                IN, OO
--------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-------------------                                            -----------------
CUSIP NO. 860342104                      13D                   Page 3 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                KEITH T. STEVENSON

--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) |X|
                                                                    (B) [ ]
--------------------------------------------------------------------------------

                SEC USE ONLY
    3
--------------------------------------------------------------------------------
                SOURCE OF FUNDS

    4           OO
--------------------------------------------------------------------------------
                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION

    6           UNITED STATES CITIZEN

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER
     SHARES        7   1,226,083 SHARES*
  BENEFICIALLY    --------------------------------------------------------------
     OWNED             SHARED VOTING POWER
    BY EACH        8   1,976 SHARES*
   REPORTING      --------------------------------------------------------------
    PERSON             SOLE DISPOSITIVE POWER
     WITH          9   1,226,083 SHARES*
                  --------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
                  10   1,976  SHARES*
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11           1,226,083 SHARES*

--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                      [X]

--------------------------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.3%*

--------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON

                IN, OO
--------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-------------------                                            -----------------
CUSIP NO. 860342104                      13D                   Page 4 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                DONALD E. STEVENSON, IN HIS CAPACITY AS TRUSTEE OF THE
                DONALD E. STEVENSON TESTAMENTARY TRUST
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) |X|
                                                                    (B) [ ]
--------------------------------------------------------------------------------

                SEC USE ONLY
    3
--------------------------------------------------------------------------------
                SOURCE OF FUNDS

    4           OO
--------------------------------------------------------------------------------
                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION

    6           UNITED STATES CITIZEN

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER
     SHARES        7   940 SHARES*
  BENEFICIALLY    --------------------------------------------------------------
     OWNED             SHARED VOTING POWER
    BY EACH        8   -0- SHARES*
   REPORTING      --------------------------------------------------------------
    PERSON             SOLE DISPOSITIVE POWER
     WITH          9   940 SHARES*
                  --------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
                  10   -0-*
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11           940 SHARES*

--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                      [X]

--------------------------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                LESS THAN 0.1%*

--------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON

                IN, OO
--------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-------------------                                            -----------------
CUSIP NO. 860342104                      13D                   Page 5 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                DONALD E. STEVENSON AND KEITH T. STEVENSON, IN THEIR CAPACITY
                AS CO-EXECUTORS OF THE ESTATE OF MADLIN STEVENSON
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) |X|
                                                                    (B) [ ]
--------------------------------------------------------------------------------

                SEC USE ONLY
    3
--------------------------------------------------------------------------------
                SOURCE OF FUNDS

    4           OO
--------------------------------------------------------------------------------
                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
    5                                                                   [ ]

--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION

    6           UNITED STATES CITIZEN

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER
     SHARES        7   1,976 SHARES*
  BENEFICIALLY    --------------------------------------------------------------
     OWNED             SHARED VOTING POWER
    BY EACH        8   -0- SHARES*
   REPORTING      --------------------------------------------------------------
    PERSON             SOLE DISPOSITIVE POWER
     WITH          9   1,976 SHARES*
                  --------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
                  10   -0-*
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11           1,976 SHARES*

--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                      [X]

--------------------------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                LESS THAN 0.1%*

--------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON

                IN, OO
--------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)

ITEM 1. SECURITY AND ISSUER.

The equity securities to which this statement relates are the common stock, no par value per share (the "Common Stock"), of Stewart & Stevenson Services, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 2707 North Loop West, Houston, Texas 77008.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed jointly by Donald E. Stevenson ("D. Stevenson"), individually and as Trustee of the Donald E. Stevenson Testamentary Trust (the "D. Stevenson Trust") and as Co-Executor of the Estate of Madlin Stevenson (the "Estate"), and Keith T. Stevenson ("K. Stevenson"), individually, and as Co-Executor of the Estate, to reflect the understandings and agreements described in Item 4 with respect to the voting of shares of Common Stock. D. Stevenson and K. Stevenson, are collectively referred to as the "Stevenson Family". The Estate and the D. Stevenson Trust, and the members of the Stevenson Family are collectively referred to as the "Shareholders" and the shares of Common Stock beneficially owned by them in the aggregate are referred to as the "Shares". D. Stevenson is employed by the Company, whose address is set forth in
Item 1. K. Stevenson is a retiree, residing at 6022 Park Circle, Houston, Texas 77057. All members of the Stevenson Family are United States citizens. During the last five years, none of the members of the Stevenson Family has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any member of the Stevenson Family was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

The Shareholders have indicated their intention to unite the voting power of their Shares. Except as described below, the Shareholders have no written agreement to vote in concert.

In addition, on January 22, 2002, D. Stevenson and K. Stevenson entered into a Shareholders' Voting Agreement (the "Shareholders' Agreement"), a copy of which is attached hereto and incorporated herein as Exhibit A.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a)      AGGREGATE NUMBER AND PERCENTAGE OF SHARES OWNED.

                  As of the date of this schedule, the Shareholders beneficially own an aggregate of 1,773,855 shares of Common Stock, of which
                  (i) 1,701,655 shares are issued and outstanding and (ii) 72,200 shares are issuable upon the exercise of options to purchase shares of Common Stock. The Shareholders beneficially own in the aggregate 6.2% of the issued and outstanding shares of Common Stock, such percentage being calculated by dividing 1,773,855 (the number of shares of Common Stock beneficially owned by the Shareholders plus the number of shares of common stock issuable upon exercise of options held by the shareholders) by 28,444,281 (the number of issued and outstanding shares of Common Stock as of



                               Page 6 of 9 Pages

                  November 30, 2001, as reported in the Company's Form 10-Q for the quarter ended October 27, 2001. Each Shareholder owns of record such number of shares of Common Stock as are set forth below:


                    D. Stevenson                                  472,656
                    K. Stevenson                                1,226,083
                    D. Stevenson Trust                                940
                    Estate                                          1,976
                                                                ---------
                      TOTAL                                     1,701,655

In addition, D. Stevenson holds options to purchase 29,100 shares of Common Stock, and K. Stevenson holds options to purchase 43,100 shares of Common Stock.

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by any other Shareholder.

         (b)      NUMBER OF SHARES BENEFICIALLY OWNED BY THE SHAREHOLDERS.

                  Donald E. Stevenson

                  (i) D. Stevenson has sole power to vote 502,696 shares of Common Stock, such shares being calculated by aggregating 472,656 shares owned individually, 940 shares that he has the power to vote as Trustee of the D. Stevenson Trust and 29,100 shares issuable to him upon the exercise of options.

                  (ii) D. Stevenson has shared power to vote 1,976 shares of Common Stock, as co-executor of the Estate.

                  (iii) D. Stevenson has sole power to dispose of 502,696 shares of Common Stock, such number of shares being calculated by aggregating 472,656 shares owned individually by him and 29,100 shares issuable to him upon the exercise of options and 940 shares that he has the power to dispose of as Trustee of the D. Stevenson Trust.

                  (iv) D. Stevenson has shared power to dispose of 1,976 shares of Common Stock, as co-executor of the Estate.

                  Keith T. Stevenson

                  (i) K. Stevenson has sole power to vote 1,269,183 shares of Common Stock, such number of shares being calculated by aggregating 1,226,083 shares owned individually by him, and 43,100 shares issuable to him upon the exercise of options.

                  (ii) K. Stevenson has shared power to vote 1,976 shares of Common Stock, as co-executor of the Estate.

                  (iii) K. Stevenson has sole power to dispose of 1,269,183 shares of Common Stock, such number of shares being calculated by aggregating 1,226,083 shares owned individually by him, and 43,100 shares issuable to him upon the exercise of options.

                  (iv) K. Stevenson has shared power to dispose of 1,976 shares of Common Stock, as co-executor of the Estate.



                               Page 7 of 9 Pages

         D. Stevenson, in his capacity as Trustee of the D. Stevenson Trust

                  (i) The Trustee, in such capacity, has sole power to vote 940 shares of Common Stock.

                  (ii) The Trustee, in such capacity, does not have shared power to vote any shares of Common Stock.

                  (iii) The Trustee, in such capacity, has sole power to dispose of 940 shares of Common Stock.

                  (iv) The Trustee, in such capacity, does not have shared power to dispose of any shares of Common Stock.

         Donald E. Stevenson and Keith T. Stevenson, in their capacity as Co-Executors of the Estate of Madlin Stevenson

                  (i) The Co-Executors, in such capacity, have the sole power to vote 1,976 shares of Common Stock.

                  (ii) The Co-Executors, in such capacity, do not have shared power to vote any shares of Common Stock.

                  (iii) The Co-Executors, in such capacity, have sole power to dispose of 1,976 shares of Common Stock.

                  (iv) The Co-Executors, in such capacity, do not have shared power to dispose of any shares of Common Stock.

         (c) Except as described in Item 4 above and as further described in Exhibit A incorporated herein and attached hereto, no Shareholder has effected any transactions with respect to the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Except as described in Items 4 and 5 above and as set forth in Exhibits A and B incorporated herein and attached hereto, there are no contracts, arrangements, understandings or relationships between any of the Shareholders with respect to the Common Stock of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Ex. A Shareholders' Voting Agreement by and among Donald E. Stevenson and Keith T. Stevenson.

         Ex. B    Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1)
                  Under the Securities Exchange Act of 1934, dated January 22, 2002 among Donald E. Stevenson, Keith T. Stevenson, Donald E. Stevenson, as Trustee of the Donald E. Stevenson Testamentary Trust, and Donald E. Stevenson and Keith T. Stevenson, as Co-Executors of the Estate of Madlin Stevenson.



                               Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2002



                                                /s/ DONALD E. STEVENSON
                                           -------------------------------------
                                                    Donald E. Stevenson



                                                /s/ KEITH T. STEVENSON
                                           -------------------------------------
                                                    Keith T. Stevenson



                                        THE DONALD E. STEVENSON TESTAMENTARY
                                        TRUST



                                        By: /s/ DONALD E. STEVENSON, TRUSTEE
                                           -------------------------------------
                                            Donald E. Stevenson, Trustee


                                        ESTATE OF MADLIN STEVENSON



                                        By: /s/ DONALD E. STEVENSON, CO-EXECUTOR
                                           -------------------------------------
                                            Donald E. Stevenson, Co-Executor


                                        By: /s/ KEITH T. STEVENSON, CO-EXECUTOR
                                           -------------------------------------
                                            Keith T. Stevenson, Co-Executor




                               Page 9 of 9 Pages

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

   A           Voting Agreement

   B Agreement for Joint Filing to Rule 13d-l(f)(1) under the Securities Exchange Act of 1934